UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                   October                               , 2005.
                 -------------------------------------------------------

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|      Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_|            No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      GRUPO SIMEC, S.A. de C.V.
                                                --------------------------------
                                                          (Registrant)

Date:  October 28, 2005.                    By:
  Name: Luis Garcia Limon                       --------------------------------
                                            Title:    Chief Executive Officer

GRUPO
SIMEC [LOGO]

PRESS RELEASE                       Contact: Adolfo Luna Luna
                                             Jose Flores Flores
                                             Grupo Simec, S.A. de C.V.
                                             Calzada Lazaro Cardenas 601
                                             44440 Guadalajara, Jalisco, Mexico
                                             52 33 1057 5740

 GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2005

GUADALAJARA, MEXICO, October 26, 2005- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its results of operations for the nine-month period ended September 30, 2005. Net sales increased 99% to Ps. 7,988 million in the first nine months of 2005 compared to Ps. 4,017 million in the same period of 2004, primarily due to the inclusion of net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 2,119 million and Ps. 2,827 million generated by the newly acquired plants of PAV Republic, Inc. ("Republic"). Simec recorded net income of Ps. 976 million in the first nine months of 2005 versus net income of Ps. 1,079 million for the first nine months of 2004.

On July 22, 2005 Simec and its parent company Industrias CH, S.A. de C.V. ("ICH") acquired 100% of the stock of Republic. Simec, ICH's largest subsidiary, acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of U.S. $229 million was financed by internally generated funds. At September 30, 2005, the total amount of Republic's liabilities was of U.S. $66 million (Ps. 715 million), with a weighted average cost per year of 6.02%. With the acquisition of Republic, Simec has become the largest producer of special bar quality (SBQ) steel in North America.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec's total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from its parent company ICH of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began to operate the plants on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec's financial results as of such date.

Simec sold 1,115,054 metric tons of basic steel products during the nine-month period ended September 30, 2005 (including 324,026 metric tons produced by the newly acquired plants in Apizaco and Cholula and 308,719 metric tons produced by the newly acquired plants of Republic), an increase of 105% as compared to 542,705 metric tons in the same period of 2004. Exports (including sales by U.S. subsidiaries) of basic steel products were 418,380 metric tons in the first nine months of 2005 (including 17,626 metric tons produced by the newly acquired plants in Apizaco and Cholula and 308,719 metric tons generated by the newly acquired plants of Republic) versus 70,112 metric tons in the same period of 2004. Additionally Simec sold 13,305 metric tons of billet in the nine-month period ended September 30, 2005 as compared to 40,791 metric tons of billet in the same period of 2004. Prices of finished products (excluding the sales of Republic) sold in the first nine months of 2005 decreased 8.5% in real terms versus the same period of 2004.

Simec's direct cost of sales was Ps. 6,013 million in the nine-month period ended September 30, 2005 (including Ps. 1,540 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 2,619 million relating to the newly acquired plants of Republic, including U.S. $17.6 million, Ps. 191 million, of costs related to the application of the Financial Accounting Standard Board "FASB" 141) although this provision does not affect the cash flow of Simec, or 75% of net sales, versus Ps. 2,288 million, or 57% of net sales, for the 2004 period. The average cost of raw materials used to produce steel products (excluding the production of Republic) increased 5.6% in real terms in the nine-month period ended September 30, 2005 versus the same period of 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 663 million during the nine-month period ended September 30, 2005 (including Ps. 184 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 115 million relating to the newly acquired plants of Republic), compared to Ps. 420 million in the same period of 2004 (including Ps. 54 million relating to the newly acquired plants in Apizaco and Cholula).

Simec's operating income increased 0.2% to Ps. 1,312 million during the nine-month period ended September 30, 2005 (including Ps. 395 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 94 million relating to the newly acquired plants of Republic) from Ps. 1,309 million in the first nine months of 2004 (including Ps. 135 million relating to the newly acquired plants in Apizaco and Cholula). Operating income was 16% of net sales in the nine-month period ended September 30, 2005 compared to 33% of net sales in the same period of 2004.

Simec recorded other income, net, from other financial operations of Ps. 15 million in the nine-month period ended June 30, 2005 compared to other income, net, of Ps. 17 million in the same period of 2004. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 239 million in the nine-month period ended September 30, 2005 versus a provision of Ps. 231 million in the same period of 2004.

Simec recorded financial expense of Ps. 85 million in the nine-month period ended September 30, 2005 compared to financial expense of Ps. 16 million in the same period of 2004 as a result of (i) net interest income of Ps. 2 million in the nine-month period ended September 30, 2005 compared to Ps. 4 million of net interest income in the same period of 2004, (ii) an exchange loss of Ps. 69 million in the nine-month period ended September 30, 2005 compared to an exchange gain of Ps. 12 million in the same period of 2004 and an increase of 3.7% in the value of the peso versus the dollar in the nine-month period ended September 30, 2005 compared to a decrease of 1.6% in the value of the peso versus the dollar in the nine-month period ended September 30, 2004 and (iii) a loss from monetary position of Ps. 18 million in the nine-month period ended September 30, 2005 compared to a loss from monetary position of Ps. 32 million in the nine-month period ended September 30, 2004, reflecting the domestic inflation rate of 1.7% in the nine-month period ended September 30, 2005 compared to the domestic inflation rate of 3.4% in the same period in 2004 and lower debt levels during the 2005 period.

At September 30, 2005, Simec's total consolidated debt consisted of approximately $66.3 million of U.S. dollar-denominated debt. At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S.
dollar-denominated debt, including a refinanced letter of credit for U.S. $13.6 million.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at September 30, 2005.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                        AT SEPTEMBER 30 OF 2005 AND 2004
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   S                                                                      AMOUNT         %          AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
     1 TOTAL ASSETS                                                    14,708,827       100        8,278,250       100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     2 CURRENT ASSETS                                                   7,087,607        48        2,164,878        26
---------------------------------------------------------------------------------------------------------------------------
     3 CASH AND SHORT-TERM INVESTMENTS                                    542,725         4          331,891         4
---------------------------------------------------------------------------------------------------------------------------
     4 ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                          2,675,620        18          964,218        12
---------------------------------------------------------------------------------------------------------------------------
     5 OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                             50,261         0          142,778         2
---------------------------------------------------------------------------------------------------------------------------
     6 INVENTORIES                                                      3,630,559        25          660,690         8
---------------------------------------------------------------------------------------------------------------------------
     7 OTHER CURRENT ASSETS                                               188,442         1           65,301         1
---------------------------------------------------------------------------------------------------------------------------
     8 LONG-TERM                                                                0         0           10,662         0
---------------------------------------------------------------------------------------------------------------------------
     9 ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                                  0         0           10,662         0
---------------------------------------------------------------------------------------------------------------------------
    10 INVESTMENT IN SHARES OF SUBSIDIARIES
       AND NON-CONSOLIDATED                                                     0         0                0         0
---------------------------------------------------------------------------------------------------------------------------
    11 OTHER INVESTMENTS                                                        0         0                0         0
---------------------------------------------------------------------------------------------------------------------------
    12 PROPERTY, PLANT AND EQUIPMENT                                    6,848,459        47        5,855,749        71
---------------------------------------------------------------------------------------------------------------------------
    13 PROPERTY                                                         2,334,759        16        2,268,128        27
---------------------------------------------------------------------------------------------------------------------------
    14 MACHINERY AND INDUSTRIAL                                         6,354,724        43        5,715,848        69
---------------------------------------------------------------------------------------------------------------------------
    15 OTHER EQUIPMENT                                                    156,054         1          155,297         2
---------------------------------------------------------------------------------------------------------------------------
    16 ACCUMULATED DEPRECIATION                                         2,348,270        16        2,304,652        28
---------------------------------------------------------------------------------------------------------------------------
    17 CONSTRUCTION IN PROGRESS                                           351,192         2           21,128         0
---------------------------------------------------------------------------------------------------------------------------
    18 DEFERRED ASSETS (NET)                                              772,761         5          246,961         3
---------------------------------------------------------------------------------------------------------------------------
    19 OTHER ASSETS                                                             0         0                0         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    20 TOTAL LIABILITIES                                                4,829,976       100        2,050,005       100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    21 CURRENT LIABILITIES                                              2,236,707        46          653,587        32
---------------------------------------------------------------------------------------------------------------------------
    22 SUPPLIERS                                                        1,316,136        27          435,941        21
---------------------------------------------------------------------------------------------------------------------------
    23 BANK LOANS                                                          17,631         0                0         0
---------------------------------------------------------------------------------------------------------------------------
    24 STOCK MARKET LOANS                                                   3,277         0            3,567         0
---------------------------------------------------------------------------------------------------------------------------
    25 TAXES TO BE PAID                                                   208,519         4           35,913         2
---------------------------------------------------------------------------------------------------------------------------
    26 OTHER CURRENT LIABILITIES                                          691,144        14          178,166         9
---------------------------------------------------------------------------------------------------------------------------
    27 LONG-TERM LIABILITIES                                              697,133        14                0         0
---------------------------------------------------------------------------------------------------------------------------
    28 BANK LOANS                                                         697,133         0                0         0
---------------------------------------------------------------------------------------------------------------------------
    29 STOCK MARKET LOANS                                                       0         0                0         0
---------------------------------------------------------------------------------------------------------------------------
    30 OTHER LOANS                                                              0         0                0         0
---------------------------------------------------------------------------------------------------------------------------
    31 DEFERRED LOANS                                                   1,896,136        39        1,396,418        68
---------------------------------------------------------------------------------------------------------------------------
    32 OTHER LIABILITIES                                                        0         0                0         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    33 CONSOLIDATED STOCKHOLDERS' EQUITY                                9,878,851       100        6,228,245       100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    34 MINORITY INTEREST                                                1,240,002        13              236         0
---------------------------------------------------------------------------------------------------------------------------
    35 MAJORITY INTEREST                                                8,638,849        87        6,228,009       100
---------------------------------------------------------------------------------------------------------------------------
    36 CONTRIBUTED CAPITAL                                              5,364,273        54        4,225,211        68
---------------------------------------------------------------------------------------------------------------------------
    37 PAID-IN CAPITAL STOCK (NOMINAL)                                  2,012,147        20        1,948,155        31
---------------------------------------------------------------------------------------------------------------------------
    38 RESTATEMENT OF PAID-IN CAPITAL STOCK                             1,387,972        14        1,385,566        22
---------------------------------------------------------------------------------------------------------------------------
    39 PREMIUM ON SALES OF SHARES                                         826,470         8          667,185        11
---------------------------------------------------------------------------------------------------------------------------
    40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                       1,137,684        12                0         0
---------------------------------------------------------------------------------------------------------------------------
    41 CAPITAL INCREASE (DECREASE)                                      3,274,576        33        2,002,798        32
---------------------------------------------------------------------------------------------------------------------------
    42 RETAINED EARNINGS AND CAPITAL RESERVE                            3,083,027        31        1,652,596        27
---------------------------------------------------------------------------------------------------------------------------
    43 REPURCHASE FUND OF SHARES                                           85,675         1           85,684         1
---------------------------------------------------------------------------------------------------------------------------
    44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY          (870,507        (9)        (814,460)      (13)
---------------------------------------------------------------------------------------------------------------------------
    45 NET INCOME FOR THE YEAR                                            976,381        10        1,078,978        17
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          BREAKDOWN OF MAIN CATEGORIES
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   S                                                                      AMOUNT         %          AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
       3 CASH AND SHORT-TERM INVESTMENTS                                  542,725      100          331,891        100
---------------------------------------------------------------------------------------------------------------------------
      46 CASH                                                              99,078       18          247,908         75
---------------------------------------------------------------------------------------------------------------------------
      47 SHORT-TERM INVESTMENTS                                           443,647       82           83,983         25
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      18 DEFERRED ASSETS (NET)                                            772,761      100          246,961        100
---------------------------------------------------------------------------------------------------------------------------
      48 AMORTIZED OR REDEEMED EXPENSES                                   601,469       78          244,934         99
---------------------------------------------------------------------------------------------------------------------------
      49 GOODWILL                                                         166,988       22                0          0
---------------------------------------------------------------------------------------------------------------------------
      50 DEFERRED TAXES                                                         0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      51 OTHERS                                                             4,304        1            2,027          1
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      21 CURRENT LIABILITIES                                            2,236,707      100          653,587        100
---------------------------------------------------------------------------------------------------------------------------
      52 FOREIGN CURRENCY LIABILITIES                                   1,391,790       62          128,083         20
---------------------------------------------------------------------------------------------------------------------------
      53 MEXICAN PESOS LIABILITIES                                        844,917       38          525,504         80
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      24 STOCK MARKET LOANS                                                 3,277      100            3,567        100
---------------------------------------------------------------------------------------------------------------------------
      54 COMMERCIAL PAPER                                                       0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      55 CURRENT MATURITIES OF MEDIUM TERM NOTES                            3,277      100            3,567        100
---------------------------------------------------------------------------------------------------------------------------
      56 CURRENT MATURITIES OF BONDS                                            0        0                0          0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      26 OTHER CURRENT LIABILITIES                                        691,144      100          178,166        100
---------------------------------------------------------------------------------------------------------------------------
      57 OTHER CURRENT LIABILITIES WITH COST                                    0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      58 OTHER CURRENT LIABILITIES WITHOUT COST                           691,144      100          178,166        100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      27 LONG-TERM LIABILITIES                                            697,133      100                0          0
---------------------------------------------------------------------------------------------------------------------------
      59 FOREIGN CURRENCY LIABILITIES                                     697,133      100                0          0
---------------------------------------------------------------------------------------------------------------------------
      60 MEXICAN PESOS LIABILITIES                                              0        0                0          0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      29 STOCK MARKET LOANS                                                     0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      61 BONDS                                                                  0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      62 MEDIUM TERM NOTES                                                      0        0                0          0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      30 OTHER LOANS                                                            0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      63 OTHER LOANS WITH COST                                                  0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      64 OTHER LOANS WITHOUT COST                                               0        0                0          0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      31 DEFERRED LOANS                                                 1,896,136      100        1,396,418        100
---------------------------------------------------------------------------------------------------------------------------
      65 NEGATIVE GOODWILL                                                      0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      66 DEFERRED TAXES                                                 1,756,608       93        1,386,758         99
---------------------------------------------------------------------------------------------------------------------------
      67 OTHERS                                                           139,528        7            9,660          1
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      32 OTHER LIABILITIES                                                      0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      68 RESERVES                                                               0        0                0          0
---------------------------------------------------------------------------------------------------------------------------
      69 OTHER LIABILITIES                                                      0        0                0          0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS" EQUITY       (870,507    (100)         (814,460)      (100)
---------------------------------------------------------------------------------------------------------------------------
      70 ACCUMULATED INCOME DUE TO MONETARY POSITION                     (870,507    (100)         (814,460)      (100)
---------------------------------------------------------------------------------------------------------------------------
      71 INCOME FROM NON-MONETARY POSITION ASSETS                               0        0                0          0
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (thousands of pesos)

-------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------
   S                                                                            AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   72    WORKING CAPITAL                                                        4,850,900                 1,511,291
-------------------------------------------------------------------------------------------------------------------------
   73    PENSIONS FUND AND SENIORITY PREMIUMS                                           0                         0
-------------------------------------------------------------------------------------------------------------------------
   74    EXECUTIVES (*)                                                                55                        22
-------------------------------------------------------------------------------------------------------------------------
   75    EMPLOYERS (*)                                                              1,179                       686
-------------------------------------------------------------------------------------------------------------------------
   76    WORKERS (*)                                                                3,199                     1,347
-------------------------------------------------------------------------------------------------------------------------
   77    COMMON SHARES (*)                                                    137,929,599               133,542,984
-------------------------------------------------------------------------------------------------------------------------
   78    REPURCHASED SHARES (*)                                                         0                         0
-------------------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                 FROM JANUARY 1 TO SEPTEMBER 30 OF 2005 AND 2004
                              (thousands of pesos)

-------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------
   R                                                                      AMOUNT         %          AMOUNT         %
-------------------------------------------------------------------------------------------------------------------------
     1 NET SALES                                                        7,988,244      100        4,017,811        100
-------------------------------------------------------------------------------------------------------------------------
     2 COST OF SALES                                                    6,012,750       75        2,288,329         57
-------------------------------------------------------------------------------------------------------------------------
     3 GROSS INCOME                                                     1,975,494       25        1,729,482         43
-------------------------------------------------------------------------------------------------------------------------
     4 OPERATING EXPENSES                                                 662,661        8          420,206         10
-------------------------------------------------------------------------------------------------------------------------
     5 OPERATING INCOME                                                 1,312,833       16        1,309,276         33
-------------------------------------------------------------------------------------------------------------------------
     6 TOTAL FINANCING COST                                                85,214        1           16,328          0
-------------------------------------------------------------------------------------------------------------------------
     7 INCOME AFTER FINANCING COST                                      1,227,619       15        1,292,948         32
-------------------------------------------------------------------------------------------------------------------------
     8 OTHER FINANCIAL OPERATIONS                                        (15,107)        0         (16,919)          0
-------------------------------------------------------------------------------------------------------------------------
     9 INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING                  1,242,726       16        1,309,867         33
-------------------------------------------------------------------------------------------------------------------------
    10 RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                      239,087        3          230,889          6
-------------------------------------------------------------------------------------------------------------------------
    11 NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING               1,003,639       13        1,078,978         27
-------------------------------------------------------------------------------------------------------------------------
    12 SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED
       ASSOCIATES                                                               0        0                0          0
-------------------------------------------------------------------------------------------------------------------------
    13 CONSOLIDATED NET INCOME FROM CONTINUOUS OPERATIONS
                                                                        1,003,639       13        1,078,978         27
-------------------------------------------------------------------------------------------------------------------------
    14 INCOME FROM DISCONTINUOUS OPERATIONS                                     0        0                0          0
-------------------------------------------------------------------------------------------------------------------------
    15 CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS
                                                                        1,003,639       13        1,078,978         27
-------------------------------------------------------------------------------------------------------------------------
    16 EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                0        0                0          0
-------------------------------------------------------------------------------------------------------------------------
    17 NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN
       ACCOUNTING PRINCIPLES                                                    0        0                0          0
-------------------------------------------------------------------------------------------------------------------------
    18 NET CONSOLIDATED INCOME                                          1,003,639       13        1,078,978         27
-------------------------------------------------------------------------------------------------------------------------
    19 NET INCOME OF MINORITY INTEREST                                     27,258        0                0          0
-------------------------------------------------------------------------------------------------------------------------
    20 NET INCOME OF MAJORITY INTEREST                                    976,381       12        1,078,978         27
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

--------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
--------------------------------------------------------------------------------------------------------------------------
   R                                                                      AMOUNT         %          AMOUNT         %
--------------------------------------------------------------------------------------------------------------------------
    1 NET SALES                                                          7,988,244       100        4,017,811      100
--------------------------------------------------------------------------------------------------------------------------
   21 DOMESTIC                                                           4,523,385        57        3,560,136       89
--------------------------------------------------------------------------------------------------------------------------
   22 FOREIGN                                                            3,464,859        43          457,675       11
--------------------------------------------------------------------------------------------------------------------------
   23 TRANSLATED INTO DOLLARS (***)                                        318,948         1           38,605        1
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
    6 TOTAL FINANCING COST                                                  85,214       100           16,328      100
--------------------------------------------------------------------------------------------------------------------------
   24 INTEREST PAID                                                         16,006        19           15,416       94
--------------------------------------------------------------------------------------------------------------------------
   25 EXCHANGE LOSSES                                                       68,991        81                0        0
--------------------------------------------------------------------------------------------------------------------------
   26 INTEREST EARNED                                                       17,575        21           18,976      116
--------------------------------------------------------------------------------------------------------------------------
   27 EXCHANGE PROFITS                                                           0         0           11,942       73
--------------------------------------------------------------------------------------------------------------------------
   28 (GAIN) LOSS FROM MONETARY POSITION                                    17,792        21           31,830      195
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
    8 OTHER FINANCIAL OPERATIONS                                          (15,107)     (100)         (16,919)    (100)
--------------------------------------------------------------------------------------------------------------------------
   29 OTHER NET EXPENSES (INCOME) NET                                     (15,107)     (100)         (16,919)    (100)
--------------------------------------------------------------------------------------------------------------------------
   30 (PROFIT) LOSS ON SALE OF OWN SHARES                                        0         0                0        0
--------------------------------------------------------------------------------------------------------------------------
   31 (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                            0         0                0        0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
   10 RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                        239,087       100          230,889      100
--------------------------------------------------------------------------------------------------------------------------
   32 INCOME TAX                                                           388,162       162           23,272       10
--------------------------------------------------------------------------------------------------------------------------
   33 DEFERRED INCOME TAX                                                (149,075)      (62)          207,617       90
--------------------------------------------------------------------------------------------------------------------------
   34 WORKERS' PROFIT SHARING                                                    0         0                0        0
--------------------------------------------------------------------------------------------------------------------------
   35 DEFERRED WORKERS' PROFIT SHARING                                           0         0                0        0
--------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (thousands of pesos)

-------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------
   R                                                                            AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   36    TOTAL SALES                                                           8,457,370                 4,269,526
-------------------------------------------------------------------------------------------------------------------------
   37    NET FISCAL INCOME OF THE YEAR                                                 0                         0
-------------------------------------------------------------------------------------------------------------------------
   38    NET SALES (**)                                                        9,761,966                 4,826,560
-------------------------------------------------------------------------------------------------------------------------
   39    OPERATION INCOME (**)                                                 1,839,531                 1,463,435
-------------------------------------------------------------------------------------------------------------------------
   40    NET INCOME OF MAJORITY INTEREST (**)                                  1,277,515                 1,086,901
-------------------------------------------------------------------------------------------------------------------------
   41    NET CONSOLIDATED INCOME (**)                                          1,304,773                 1,086,902
-------------------------------------------------------------------------------------------------------------------------

(**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

               CONSOLIDATED EARNING STATEMENT OF THE THIRD QUARTER
                  FROM JULY 1 TO SEPTEMBER 30 OF 2005 AND 2004
                              (thousands of pesos)

-------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------
   R                                                                      AMOUNT         %          AMOUNT         %
-------------------------------------------------------------------------------------------------------------------------
    1 NET SALES                                                          4,493,673        100      1,702,120       100
-------------------------------------------------------------------------------------------------------------------------
    2 COST OF SALES                                                      3,737,568         83        926,222        54
-------------------------------------------------------------------------------------------------------------------------
    3 GROSS INCOME                                                         756,105         17        775,898        46
-------------------------------------------------------------------------------------------------------------------------
    4 OPERATING EXPENSES                                                   296,273          7        175,809        10
-------------------------------------------------------------------------------------------------------------------------
    5 OPERATING INCOME                                                     459,832         10        600,089        35
-------------------------------------------------------------------------------------------------------------------------
    6 TOTAL FINANCING COST                                                  50,913          1         13,188         1
-------------------------------------------------------------------------------------------------------------------------
    7 INCOME AFTER FINANCING COST                                          408,919          9        586,901        34
-------------------------------------------------------------------------------------------------------------------------
    8 OTHER FINANCIAL OPERATIONS                                           (7,642)          0        (4,013)         0
-------------------------------------------------------------------------------------------------------------------------
    9 INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING                      416,561          9        590,914        35
-------------------------------------------------------------------------------------------------------------------------
   10 RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                            909          0         86,982         5
-------------------------------------------------------------------------------------------------------------------------
   11 NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING                   415,652          9        503,932        30
-------------------------------------------------------------------------------------------------------------------------
   12 SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED                   0          0              0         0
-------------------------------------------------------------------------------------------------------------------------
   13 CONSOLIDATED NET INCOME FROM CONTINUOUS OPERATIONS                   415,652          9        503,932        30
-------------------------------------------------------------------------------------------------------------------------
   14 INCOME FROM DISCONTINUOUS OPERATIONS                                       0          0              0         0
-------------------------------------------------------------------------------------------------------------------------
   15 CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                   415,652          9        503,932        30
-------------------------------------------------------------------------------------------------------------------------
   16 EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                  0          0              0         0
-------------------------------------------------------------------------------------------------------------------------
   17 NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN
      ACCOUNTING PRINCIPLES                                                      0          0              0         0
-------------------------------------------------------------------------------------------------------------------------
   18 NET CONSOLIDATED INCOME                                              415,652          9        503,932        30
-------------------------------------------------------------------------------------------------------------------------
   19 NET INCOME OF MINORITY INTEREST                                       27,258          1              0         0
-------------------------------------------------------------------------------------------------------------------------
   20 NET INCOME OF MAJORITY INTEREST                                      388,394          9        503,932        30
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

               CONSOLIDATED EARNING STATEMENT OF THE THIRD QUARTER
                           BREAKDOWN OF MAIN CONCEPTS
                  FROM JULY 1 TO SEPTEMBER 30 OF 2005 AND 2004
                              (thousands of pesos)

--------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
--------------------------------------------------------------------------------------------------------------------------
   R                                                                      AMOUNT         %          AMOUNT         %
--------------------------------------------------------------------------------------------------------------------------
     1 NET SALES                                                        4,493,673        100      1,702,120        100
--------------------------------------------------------------------------------------------------------------------------
    21 DOMESTIC                                                         4,294,848         96      1,553,581         91
--------------------------------------------------------------------------------------------------------------------------
    22 FOREIGN                                                            198,825          4        148,539          9
--------------------------------------------------------------------------------------------------------------------------
    23 TRANSLATED INTO DOLLARS (***)                                       18,488                    12,475
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
     6 TOTAL FINANCING COST                                                50,913        100         13,188        100
--------------------------------------------------------------------------------------------------------------------------
    24 INTEREST PAID                                                       13,343         26            443          3
--------------------------------------------------------------------------------------------------------------------------
    25 EXCHANGE LOSSES                                                     33,855         66              0          0
--------------------------------------------------------------------------------------------------------------------------
    26 INTEREST EARNED                                                      6,643         13          3,503         27
--------------------------------------------------------------------------------------------------------------------------
    27 EXCHANGE PROFITS                                                         0          0          3,736         28
--------------------------------------------------------------------------------------------------------------------------
    28 (GAIN) LOSS FROM MONETARY POSITION                                  10,358         20         19,984        152
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
     8 OTHER FINANCIAL OPERATIONS                                         (7,642)        100        (4,013)        100
--------------------------------------------------------------------------------------------------------------------------
    29 OTHER NET EXPENSES (INCOME) NET                                    (7,642)        100        (4,013)        100
--------------------------------------------------------------------------------------------------------------------------
    30 (PROFIT) LOSS ON SALE OF OWN SHARES                                      0          0              0          0
--------------------------------------------------------------------------------------------------------------------------
    31 (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                          0          0              0          0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
    10 RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                          909        100         86,982        100
--------------------------------------------------------------------------------------------------------------------------
    32 INCOME TAX                                                          86,119      9,474          8,159          9
--------------------------------------------------------------------------------------------------------------------------
    33 DEFERRED INCOME TAX                                               (85,210)    (9,374)         78,823         91
--------------------------------------------------------------------------------------------------------------------------
    34 WORKERS' PROFIT SHARING                                                  0          0              0          0
--------------------------------------------------------------------------------------------------------------------------
    35 DEFERRED WORKERS' PROFIT SHARING                                         0          0              0          0
--------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1 TO SEPTEMBER 30 OF 2005 AND 2004
                              (thousands of pesos)

-------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------
   C                                                                            AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   1     CONSOLIDATED NET INCOME                                                1,003,639                 1,078,978
-------------------------------------------------------------------------------------------------------------------------
   2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                     69,075                   366,540
-------------------------------------------------------------------------------------------------------------------------
   3     CASH FLOW FROM NET INCOME OF THE YEAR                                  1,072,714                 1,445,518
-------------------------------------------------------------------------------------------------------------------------
   4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                             (2,759,943)                 (710,287)
-------------------------------------------------------------------------------------------------------------------------
   5     CASH GENERATED (USED) IN OPERATING ACTIVITIES                        (1,687,229)                   735,231
-------------------------------------------------------------------------------------------------------------------------
   6     CASH FLOW FROM EXTERNAL FINANCING                                      1,779,167                  (20,476)
-------------------------------------------------------------------------------------------------------------------------
   7     CASH FLOW FROM INTERNAL FINANCING                                      1,137,684                   248,458
-------------------------------------------------------------------------------------------------------------------------
   8     CASH FLOW GENERATED (USED) BY FINANCING                                2,916,851                   227,982
-------------------------------------------------------------------------------------------------------------------------
   9     CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES                  (1,202,083)               (1,183,595)
-------------------------------------------------------------------------------------------------------------------------
   10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                27,539                 (220,382)
-------------------------------------------------------------------------------------------------------------------------
   11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD
                                                                                  515,186                   552,273
-------------------------------------------------------------------------------------------------------------------------
   12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                     542,725                   331,891
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

-------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------
   C                                                                            AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH
                                                                                   69,075                   366,540
-------------------------------------------------------------------------------------------------------------------------
   13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                               218,150                   158,923
-------------------------------------------------------------------------------------------------------------------------
   14    + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY
         PREMIUMS                                                                       0                         0
-------------------------------------------------------------------------------------------------------------------------
   15    + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                                                0
-------------------------------------------------------------------------------------------------------------------------
   16    + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION                0                         0
-------------------------------------------------------------------------------------------------------------------------
   17    + (-) OTHER ITEMS                                                              0                         0
-------------------------------------------------------------------------------------------------------------------------
   40    + (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA                           (149,075)                   207,617
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   4     CASH FLOW CHANGE IN WORKING CAPITAL                                  (2,759,943)                 (710,287)
-------------------------------------------------------------------------------------------------------------------------
   18    + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES                     (1,695,852)                 (502,720)
-------------------------------------------------------------------------------------------------------------------------
   19    + (-) DECREASE (INCREASE) IN INVENTORIES                             (2,481,263)                 (351,580)
-------------------------------------------------------------------------------------------------------------------------
   20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                  (32,853)                 (182,832)
-------------------------------------------------------------------------------------------------------------------------
   21    + (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT                            717,123                   214,503
-------------------------------------------------------------------------------------------------------------------------
   22    + (-) DECREASE (INCREASE) IN OTHER LIABILITIES                           732,902                   112,342
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   6     CASH FLOW FROM EXTERNAL FINANCING                                      1,779,167                  (20,476)
-------------------------------------------------------------------------------------------------------------------------
   23    + SHORT-TERM BANK AND STOCK MARKET FINANCING                              16,369                     (732)
-------------------------------------------------------------------------------------------------------------------------
   24    + LONG-TERM BANK AND STOCK MARKET FINANCING                              697,133                         0
-------------------------------------------------------------------------------------------------------------------------
   25    + DIVIDEND RECEIVED                                                            0                         0
-------------------------------------------------------------------------------------------------------------------------
   26    OTHER FINANCING                                                        1,220,345                         0
-------------------------------------------------------------------------------------------------------------------------
   27    BANK FINANCING AMORTIZATION                                            (154,680)                  (19,744)
-------------------------------------------------------------------------------------------------------------------------
   28    (-) STOCK MARKET AMORTIZATION                                                  0                         0
-------------------------------------------------------------------------------------------------------------------------
   29    (-) OTHER FINANCING AMORTIZATION                                               0                         0
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   7     CASH FLOW FROM INTERNAL FINANCING                                      1,137,684                   248,458
-------------------------------------------------------------------------------------------------------------------------
   30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                     0                    24,153
-------------------------------------------------------------------------------------------------------------------------
   31    (-) DIVIDENDS PAID                                                             0                         0
-------------------------------------------------------------------------------------------------------------------------
   32    + PREMIUM ON SALE OF SHARES                                                    0                         0
-------------------------------------------------------------------------------------------------------------------------
   33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                            1,137,684                   224,305
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   9     CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES              (1,202,083)               (1,183,595)
-------------------------------------------------------------------------------------------------------------------------
   34    + (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A
         PERMANENT NATURE                                                               0                         0
-------------------------------------------------------------------------------------------------------------------------
   35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                     (1,379,758)               (1,217,865)
-------------------------------------------------------------------------------------------------------------------------
   36    (-) INCREASE IN CONSTRUCTION PROGRESS                                          0                         0
-------------------------------------------------------------------------------------------------------------------------
   37    + SALE OF OTHER PERMANENT INVESTMENTS                                          0                         0
-------------------------------------------------------------------------------------------------------------------------
   38    + SALE OF TANGIBLE FIXED ASSETS                                                0                         0
-------------------------------------------------------------------------------------------------------------------------
   39    + (-) OTHER ITEMS                                                        177,675                    34,270
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   P
---------------------------------------------------------------------------------------------------------------------------
         YIELD
---------------------------------------------------------------------------------------------------------------------------
   1     NET INCOME TO NET SALES                                                12.56%                    26.85%
---------------------------------------------------------------------------------------------------------------------------
   2     NET INCOME TO STOCKHOLDERS' EQUITY (**)                                14.79%                    17.45%
---------------------------------------------------------------------------------------------------------------------------
   3     NET INCOME TO TOTAL ASSETS (**)                                         8.87%                    13.13%
---------------------------------------------------------------------------------------------------------------------------
   4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
   5     INCOME DUE TO MONETARY POSITION TO NET INCOME                          (1.77)%                   (2.95)%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         ACTIVITY
---------------------------------------------------------------------------------------------------------------------------
   6     NET SALES TO NET ASSETS (**)                                         0.66 times                0.58 times
---------------------------------------------------------------------------------------------------------------------------
   7     NET SALES TO FIXED ASSETS (**)                                       1.43 times                0.82 times
---------------------------------------------------------------------------------------------------------------------------
   8     INVENTORIES ROTATION (**)                                            1.94 times                4.27 times
---------------------------------------------------------------------------------------------------------------------------
   9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   79 days                   56 days
---------------------------------------------------------------------------------------------------------------------------
   10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       2.36%                    450.69%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LEVERAGE
---------------------------------------------------------------------------------------------------------------------------
   11    TOTAL LIABILITIES TO TOTAL ASSETS                                      32.84%                    24.76%
---------------------------------------------------------------------------------------------------------------------------
   12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.49 times                0.33 times
---------------------------------------------------------------------------------------------------------------------------
   13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      43.25%                     6.25%
---------------------------------------------------------------------------------------------------------------------------
   14    LONG-TERM LIABILITIES TO FIXED ASSETS                                  10.18%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
   15    OPERATING INCOME TO INTEREST PAID                                    82.02 times               84.93 times
---------------------------------------------------------------------------------------------------------------------------
   16    NET SALES TO TOTAL LIABILITIES (**)                                  2.02 times                2.35 times
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LIQUIDITY
---------------------------------------------------------------------------------------------------------------------------
   17    CURRENT ASSETS TO CURRENT LIABILITIES                                3.17 times                3.31 times
---------------------------------------------------------------------------------------------------------------------------
   18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 1.55 times                2.30 times
---------------------------------------------------------------------------------------------------------------------------
   19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.47 times                1.06 times
---------------------------------------------------------------------------------------------------------------------------
   20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                24.26%                    50.78%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         CASH FLOW
---------------------------------------------------------------------------------------------------------------------------
   21    CASH FLOW FROM NET INCOME TO NET SALES                                 13.43%                    35.98%
---------------------------------------------------------------------------------------------------------------------------
   22    CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES                (34.55)%                  (17.68)%
---------------------------------------------------------------------------------------------------------------------------
   23    CASH GENERATED (USED) IN OPERATING TO INTEREST PAID                (105.41) times              47.69 times
---------------------------------------------------------------------------------------------------------------------------
   24    EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING               61.00%                    (8.98)%
---------------------------------------------------------------------------------------------------------------------------
   25    INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING               39.00%                    108.98%
---------------------------------------------------------------------------------------------------------------------------
   26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH
         GENERATED (USED) IN INVESTMENT ACTIVITIES                              114.78%                   102.90%
---------------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   D
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
   1     BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 9.64                    $ 8.28
---------------------------------------------------------------------------------------------------------------------------
   2     BASIC PROFIT PER PREFERENCE SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
   3     DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
   4     CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)                      $ 9.64                    $ 8.28
---------------------------------------------------------------------------------------------------------------------------
   5     EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING
         PROFIT PER SHARE (**)                                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
   6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)                              $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
   7     EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS
         OPERATING PROFIT PER SHARE (**)                                        $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
   8     CARRYING VALUE PER SHARE                                               $62.63                    $46.64
---------------------------------------------------------------------------------------------------------------------------
   9     CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
   10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------------
   11    MARKET PRICE TO CARRYING VALUE                                           0.78 times                0.98 times
---------------------------------------------------------------------------------------------------------------------------
   12    MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)                       5.08 times                5.50 times
---------------------------------------------------------------------------------------------------------------------------
   13    MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)                   0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
     MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                            FINANCIAL STATEMENT NOTES
                                  CONSOLIDATED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec estimates that its total investment in this transaction was approximately U.S. $135 million. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec's financial results as of such date.

On July 22, 2005 Simec and its parent company ICH have acquired 100% of the Stock of PAV Republic, Inc. ("Republic"). Simec, ICH's largest subsidiary, has acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of USD $229 million was financed by internally generated funds. At September 30, 2005, the total amount of Republic's liabilities was of USD $66 million (Ps. 715 millones), with a weighted average cost per year of 7.78%. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America. Simec began to operate the plants of Republic on July 22, 2005 and, as a result the operation is reflected in Simec's financial results as of such date.

According with the established in the articles 35 and 81 of the dispositions of general character applicable to the registrants and other participants of the market of values in Mexico, next consolidated earning statements from January 1 to September 30, appear pro forma of Simec by the period 2005 and 2004, in order to be comparable and the consolidated balance sheet appear Pro Forma of Simec at September 30, 2004 in order to be comparable against September 30, 2005.

                    CONSOLIDATED PRO FORMA EARNING STATEMENT
                              (Thousands of Pesos)
                     FROM JANUARY 1 TO SEPTEMBER 30 OF 2005

---------------------------------------------------------------------------------------------------------------
                                   Simec without                                              Consolidated
                                 Apizaco, Cholula     Apizaco and          Republic              Simec
                                   and Republic         Cholula                            Earning Statement
---------------------------------------------------------------------------------------------------------------
Steel Sales (Metric Tons)              482,309            324,026           1,271,350            2,077,685
---------------------------------------------------------------------------------------------------------------
Net Sales                            3,041,657          2,119,100          12,442,094           17,602,851
---------------------------------------------------------------------------------------------------------------
Cost of Sales                        1,854,400          1,539,611          11,012,706           14,406,717
---------------------------------------------------------------------------------------------------------------
Gross Income                         1,187,257            579,489           1,429,388            3,196,134
---------------------------------------------------------------------------------------------------------------
Operating Expenses                     361,962            185,691             691,949            1,239,602
---------------------------------------------------------------------------------------------------------------
Operating Income                       825,295            393,798             737,439            1,956,532
---------------------------------------------------------------------------------------------------------------
Total Financing Cost                    54,476              9,210             108,365              172,051
---------------------------------------------------------------------------------------------------------------
Other Financial Operations             (8,361)                (7)            (13,598)             (21,966)
---------------------------------------------------------------------------------------------------------------
Income Taxes                           138,503             68,758             241,601              448,862
---------------------------------------------------------------------------------------------------------------
Extraordinary gain                           0                  0            (19,276)             (19,276)
---------------------------------------------------------------------------------------------------------------
Net Income Before Minority Interest    640,677            315,837             420,347            1,376,861
---------------------------------------------------------------------------------------------------------------

                    CONSOLIDATED PRO FORMA EARNING STATEMENT
                              (Thousands of Pesos)
                     FROM JANUARY 1 TO SEPTEMBER 30 OF 2004

---------------------------------------------------------------------------------------------------------------
                                   Simec without                                              Consolidated
                                 Apizaco, Cholula     Apizaco and          Republic              Simec
                                   and Republic         Cholula                            Earning Statement
---------------------------------------------------------------------------------------------------------------
Steel Sales (Metric Tons)             478,278            270,359           1,228,788            1,977,425
---------------------------------------------------------------------------------------------------------------
Net Sales                           3,514,540          1,769,651           9,932,256           15,216,447
---------------------------------------------------------------------------------------------------------------
Cost of Sales                       1,974,532          1,209,993           9,112,644           12,297,169
---------------------------------------------------------------------------------------------------------------
Gross Income                        1,540,008            559,658             819,612            2,919,278
---------------------------------------------------------------------------------------------------------------
Operating Expenses                    366,115            286,064             425,419            1,077,598
---------------------------------------------------------------------------------------------------------------
Operating Income                    1,173,893            273,594             394,193            1,841,680
---------------------------------------------------------------------------------------------------------------
Total Financing Cost                   16,091             61,760             174,434              252,285
---------------------------------------------------------------------------------------------------------------
Other Financial Operations           (16,831)             15,278             (1,693)              (3,246)
---------------------------------------------------------------------------------------------------------------
Income Taxes                          230,889                  0              82,016              312,905
---------------------------------------------------------------------------------------------------------------
Extraordinary gain                          0                  0           (104,172)            (104,172)
---------------------------------------------------------------------------------------------------------------
Net Income Before Minority
Interest                              943,744            196,556             243,608            1,383,908
---------------------------------------------------------------------------------------------------------------

The earnings statement Pro forma for the period January 1 to September 30 2004, includes the information by the period from January 1 to July 31 of 2004, of the companies Atlax and Metamex, previous owners of the plants of Cholula and Puebla and for the earnings statements of Republic includes the results of January 1 to September 30 of 2004 and January 1 to July 22 of 2005 that corresponded to the previous owners of Republic.

                           CONSOLIDATED BALANCE SHEET
                              (Thousands of Pesos)
                                  SEPTEMBER 30

---------------------------------------------------------------------------------------------------------------
                                             2005                           Pro-forma 2004
---------------------------------------------------------------------------------------------------------------
                                         Consolidated          Simec          Adjustments      Consolidated
                                         Simec Balance        without          Republic        Simec Balance
                                             Sheet           Republic                              Sheet
---------------------------------------------------------------------------------------------------------------
Current Assets                             7,087,607         2,164,878         4,076,837         6,241,715
---------------------------------------------------------------------------------------------------------------
Long-Term Assets                                   0            10,662                 0            10,662
---------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment              6,848,459         5,855,749           167,745         6,023,494
---------------------------------------------------------------------------------------------------------------
Deferred Assets                              772,761           246,961           146,291           393,252
---------------------------------------------------------------------------------------------------------------
Total Assets                              14,708,827         8,278,250         4,390,873        12,669,123
---------------------------------------------------------------------------------------------------------------
Current Liabilities                        2,236,707           653,587         1,231,576         1,885,163
---------------------------------------------------------------------------------------------------------------
Long-Term Liabilities                        697,133                 0         2,329,526         2,329,526
---------------------------------------------------------------------------------------------------------------
Deferred Liabilities                       1,896,136         1,396,418             5,389         1,401,807
---------------------------------------------------------------------------------------------------------------
Total Stockholder's Equity                 9,878,851         6,228,245           824,382         7,052,627
---------------------------------------------------------------------------------------------------------------

The consolidated balance sheet at September 30 of 2005 includes the plants of Apizaco, Cholula and Republic and for the consolidated balance sheet Pro forma at September 30, 2004 includes the information of Republic at September 30, 2004, the plants of Apizaco and Cholula already are integrated in the consolidated balance sheet of Simec at September 30, 2004.

s35 Stockholders' Equity:
Effects of inflation - The effects of inflation on stockholders' equity at September 30, 2005 are as follows:

                                                  Historical        Restated
                                                     Cost            Amount                 Total
Capital stock                                  Ps. 2,012,147     Ps. 1,387,972        Ps. 3,400,119
Additional paid-in capital                           702,224           124,246              826,470
Contributions for future
  Capital increases                                1,137,684                 0            1,137,684
Retained earnings                                  3,534,330           610,753            4,145,083
Excess resulting from restating
    Stockholders' equity to reflect
    Certain effects of inflation                          --            15,449               15,449
Effect deferred income tax
    Bulletin D-4                                    (662,340)         (223,616)            (885,956)

s39 Premium in subscription of Capital Stock made in March 29, 2001 and April 29, 2005.

s44 In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 1,756,608 at September 30, 2005 compared to Ps. 1,386,758 at September 30, 2004. The effect on Simec's consolidated statement of income in the nine-month period ended September 30, 2005, was a decrease of Ps. 149,075 in the provision for income tax and employee profit sharing compared to an increase of Ps. 207,617 in the same period of 2004. These provisions do not affect the cash flow of Simec.

r24 There are not interest paid in UDI's

r26 There are not interest earned in UDI's

c02 Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

                                                September 30, 2005  September 30, 2004
Net loss (profit) in money exchange                  Ps. (603)          Ps.  (291)
Net loss (profit) in liabilities actualization         (2,693)               (784)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                 DIRECTOR REPORT
                                     ANNEX 1                        CONSOLIDATED

         INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT
                OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources
At September 30, 2005, Simec's total consolidated debt consisted of U.S. $66.3 million (Ps. 718 million), of which $61.3 million is debt held by GE Capital, $4.7 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at September 30, 2005 was U.S. 302,803 dollars). At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt, including a refinanced letter of credit for $13.6 million and $0.3 million of MTN's due 1998. At September 30, 2005 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. ("ICH").

Simec's bank debt repayment in March 2004 resulted in the payment in full of its outstanding bank debt. This payment permitted Simec to cancel the industrial mortgage securing the bank debt and Simec is no longer required to comply with various affirmative and negative covenants.

On July 22, 2005 Simec and its parent company ICH acquired 100% of the stock of PAV Republic, Inc. ("Republic"). Simec, ICH's largest subsidiary, acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of U.S. $229 million was financed by internally generated funds. At September 30, 2005, the total amount of Republic's liabilities was of U.S. $66 million (Ps. 715 millones), with a weighted average cost per year of 6.02%. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec's total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began operating the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec's financial results as of such date.

Net resources used by operations were Ps. 1,687 million in the nine-month period ended September 30, 2005 (including the effects of the acquisition of Republic) versus Ps. 735 million of net resources provided by operations in the same period of 2004. Net resources provided by financing activities were Ps. 2,917 million in the nine-month period ended September 30, 2005 (which amount includes the purchase by ICH of the capital stock of Republic for Ps. 1,220 million and a capital contribution from ICH to Simec in the amount of Ps. 1,138 million for capital stock to be issued in the future) versus Ps. 228 million of net resources provided by financing activities in the same period of 2004 (which amount reflects the prepayment of Ps. 20 million (U.S. $1.7 million) of bank debt, a capital contribution from ICH to Simec in the amount of Ps. 224 million ($19 million) for capital stock to be issued in the future and a capital contribution of certain minority shareholders of Simec for Ps. 24 million). Net resources used by investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 1,202 million in the nine-month period ended September 30, 2005 (including Ps. 1,328 from the acquisition of property, plant and equipment of Republic) versus net resources used in investing activities of Ps. 1,184 million in the same period of 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Nine-Month Period Ended September 30, 2005 compared to Nine-Month Period Ended September 30, 2004

Net Sales
Net sales of Simec increased 99% to Ps. 7,988 million in the nine-month period ended September 30, 2005 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 2,119 million and the newly acquired plants of Republic of Ps. 2,827 million), compared to Ps. 4,017 million in same period of 2004 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 503 million). Sales in metric tons of basic steel products increased 105% to 1,115,054 metric tons in the nine-month period ended September 30, 2005 (including 324,026 metric tons generated by the newly acquired plants in Apizaco and Cholula and 308,719 metric tons generated by the newly acquired plants of Republic) compared to 542,705 metric tons in the same period of 2004 (including 64,427 metric tons relating to the newly acquired plants in Apizaco and Cholula). Exports (including sales by U.S. subsidiaries) of basic steel products increased 497% to 418,380 metric tons in the nine-month period ended September 30, 2005 (including 17,626 tons relating to the newly acquired plants in Apizaco and Cholula and 308,719 metric tons generated by the newly acquired plants of Republic) versus 70,112 metric tons in the same period of 2004 (including 1,205 metric tons relating to the newly acquired plants in Apizaco and Cholula). Additionally, Simec sold 13,305 metric tons of billet in the nine-month period ended September 30, 2005, compared to 40,791 tons of billet in the first nine months of 2004. The average price of steel products (excluding the sales of Republic) decreased 8.5% in real terms in the nine-month period ended September 30, 2005 versus the same period of 2004.

Direct Cost of Sales
Simec's direct cost of sales increased 163% to Ps. 6,013 million in the nine-month period ended September 30, 2005 (including Ps. 1,540 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 2,619 million relating to the newly acquired plants of Republic, including $17.6 million, Ps. 191 million, of costs related to the application of the Financial Accounting Standard Board "FASB" 141, although this provision does not affect the cash flow of Simec.) compared to Ps. 2,288 million in the same period of 2004 (including Ps. 314 million relating to the newly acquired plants in Apizaco and Cholula). Direct cost of sales as a percentage of net sales was 75% in the nine-month period ended September 30, 2005 compared to 57% in the same period of 2004. The average cost of raw materials used to produce steel products (excluding the production of Republic) increased 5.6% in real terms in the nine-month period ended September 30, 2005 versus the same period of 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit
Simec's marginal profit increased 14% to Ps. 1,975 million in the nine-month period ended September 30, 2005 (including Ps. 579 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 209 million relating to the newly acquired plants of Republic) compared to Ps. 1,729 million in the first nine months of 2004 (including Ps. 189 million relating to the newly acquired plants in Apizaco and Cholula). As a percentage of net sales, marginal profit was 25% in the nine-month period ended September 30, 2005 compared to 43% in the same period of 2004.

Indirect Manufacturing, Selling, General and Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 58% to Ps. 663 million in the nine-month period ended September 30, 2005 (including Ps. 184 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 115 million relating to the newly acquired plants of Republic) from Ps. 420 million in the same period of 2004 (including Ps. 54 million relating to the newly acquired plants in Apizaco and Cholula); Simec recorded an increase of Ps. 59 million in depreciation and amortization expense, which in the nine-month period ended September 30, 2005 was Ps. 218 million (including Ps. 37 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 28 million relating to the newly acquired plants of Republic) compared to Ps. 159 million in the same period of 2004 (including Ps. 10 million relating to the newly acquired plants in Apizaco and Cholula).

Operating Income
Simec's operating income increased 0.2% to Ps. 1,312 million in the nine-month period ended September 30, 2005 (including Ps. 395 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 94 million relating to the newly acquired plants of Republic) compared to Ps. 1,309 million in the same period of 2004 (including Ps. 135 million relating to the newly acquired plants in Apizaco and Cholula). Operating income was 16% of net sales in the nine-month period ended September 30, 2005 and 33% of net sales in the same period of 2004.

Financial Income (Expense)
Simec recorded financial expense of Ps. 85 million in the nine-month period ended September 30, 2005 compared to financial expense of Ps. 16 million in the same period of 2004. Simec recorded an exchange loss of approximately Ps. 69 million in the nine-month period ended September 30, 2005 compared to an exchange gain of Ps. 12 million in the same period of 2004, reflecting a 3.7% increase in the value of the peso versus the dollar in the nine-month period ended September 30, 2005 compared to a 1.6% decrease in the value of the peso versus the dollar in the same period of 2004. Net interest income was Ps. 2 million in the nine-month period ended September 30, 2005 versus net interest income of Ps. 4 million in the same period of 2004. Simec recorded a loss from monetary position of Ps. 18 million in the nine-month period ended September 30, 2005 compared to a loss from monetary position of Ps. 32 million in the same period of 2004, reflecting the domestic inflation rate of 1.7% in the nine-month period ended September 30, 2005 as compared to 3.4% in the same period of 2004 and lower debt levels during the nine-month period ended September 30, 2005.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 15 million in the nine-month period ended September 30, 2005 compared to other income, net, of Ps. 17 million in the same period of 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 12 million and (ii) other income, net related to other financial operations of Ps. 5 million).

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 239 million for income tax and employee profit sharing in the nine-month period ended September 30, 2005 (including a decrease in the provision of Ps. 149 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 231 million in the same period of 2004 (including a provision of Ps. 208 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income Before Minority Interest
Simec recorded net income before minority interest of Ps. 1,003 million in the nine-month period ended September 30, 2005 compared to net income before minority interest of Ps. 1,079 million in the same period of 2004.

Minority Interest
Simec recorded minority interest of Ps. 27 million in the nine-month period ended September 30, 2005 versus no minority interest recorded in the same period of 2004. The minority interest reflects the 49.8% interest in Republic held by ICH.

Net Income
As a result of the foregoing Simec recorded net income of Ps. 976 million in the nine-month period ended September 30, 2005 compared to net income of Ps. 1,079 million in the same period of 2004.

Purchase Price Accounting
Under purchase price accounting (US accounting standard FASB #141) the company is required to value the assets (current assets, primarily inventories, property, plant & equipment and intangible assets) and liabilities (primarily deferred taxes) at market as of the purchase date. The purchase price accounting adjustments were recorded on the opening balance sheet for Republic. Due to our higher basis in the inventory (market value rather than production costs) our cost of sales expense increased approximately $17.6 million in July, August and September. This provision does not affect the cash flow of Simec.

Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liability resulting from the adoption of this Bulletin was Ps. 1,757 million at September 30, 2005 compared to Ps. 1,387 million at September 30, 2004. The effect on Simec's consolidated statement of income in the nine-month period ended September 30, 2005 was a decrease of Ps. 149 million in the provision for income tax and employee profit sharing compared to an increase in the provision of Ps. 208 million in the same period of 2004. These provisions do not affect the cash flow of Simec.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                            FINANCIAL STATEMENT NOTES
                                     ANNEX 2                        CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o Compania Siderurgica de California, S.A. de C.V.
o Industrias del Acero y del Alambre, S.A. de C.V.
o Pacific Steel Inc.
o SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income
(loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of September 30, 2005 are as follows:

                                                          Years
                                                          -----
      Buildings.......................................   15 to 50
      Machinery and equipment ........................   10 to 40
      Buildings and improvements (Republic)...........   10 to 25
      Land improvements (Republic)....................    5 to 25
      Machinery and equipment (Republic)..............    5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.

- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

-     Income and expense items at an appropriate average exchange rate.

- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at September 30, 2005 and 2004. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At September 30, 2005, Simec's total consolidated debt consisted of U.S. $66.3 million (Ps. 718 millones), of which $61,3 million is debt in favor of GE Capital, $4,7 million dollars in favor of the Ohio Department of Development Loan and capital pending of payment of 8 7/8% medium-term notes ("MTN's") by Ps.
3.3 million ($302,000 dollars and the interests payable ascend to $302.803 dollars) which were issued in 1993 as part of a U.S. $68 million issuance. At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt, including a refinanced letter of credit for $13.6 million and $0.3 million of MTN's due 1998. At September 30, 2005 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. ("ICH").

(3) Commitments and contingent liabilities:
a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 16,015 (U.S. $1,476,069) at September 30, 2005, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,200 per month.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS
                                     ANNEX 3                        CONSOLIDATED

--------------------------------------------------------------------------------------------------------------------------
              COMPANY NAME                MAIN ACTIVITIES    NUMBER OF       OWNERSHIP             TOTAL AMOUNT
                                                              SHARES                           (Thousands of Pesos)
--------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES                                                                                 ACQUISITION       PRESENT
                                                                                                COST            VALUE
--------------------------------------------------------------------------------------------------------------------------
1 CIA SIDERURGICA DE                         MINI-MILL      474,393,215         99.99           38,359        6,477,659
  GUADALAJARA
--------------------------------------------------------------------------------------------------------------------------
2 ADMINISTRADORA DE CARTERA DE OCCIDENTE                         49,999         99.99               50         (31,800)
--------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN SUBSIDIARIES                                                                38,409        6,445,859
--------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS                                                           0           0.00               0                0
--------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN ASSOCIATEDS                                                                      0                0
--------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                           0
--------------------------------------------------------------------------------------------------------------------------

TOTAL                                                                                                         6,445,859
--------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)
                                     ANNEX 5

                                                                    CONSOLIDATED
--------------------------------------------------------------------------------
                                                            Denominated
                                                              In Pesos
--------------------------------------------------------------------------------
   Credit
   Type /                       Amortization  Rate of      Until    More Than
Institution                         Date      Interest    1 Year     1 Year
--------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------
WITH WARRANTY
--------------------------------------------------------------------------------
GE CAPITAL                        20/05/2009    6.25
OHIO DEPARTMENT OF DEVEL.         31/07/2008    3.00
--------------------------------------------------------------------------------
TOTAL BANKS                                                    0        0
--------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
--------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------------------------------------------
MEDIUM  TERM  NOTES               15/12/1998    9.33           0        0
--------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE                                          0        0
--------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------
VARIOUS                                                  466,686        0
--------------------------------------------------------------------------------
TOTAL SUPPLIERS                                          466,686        0
--------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------
VARIOUS                                                  169,712        0
--------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES                                169,712        0
AND OTHER CREDITS
--------------------------------------------------------------------------------
TOTAL                                                    636,398        0

--------------------------------------------------------------------------------
                                 Amortization of Credits in Foreign Currency
                                 With National Entities (Thousands of Pesos)
                                                 Time Interval
--------------------------------------------------------------------------------
   Credit                                                               Until 5
   Type /               Current  Until 1   Until 2   Until 3   Until 4  Years or
Institution              Year      Year     Years     Years     Years     More
--------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------
WITH WARRANTY
--------------------------------------------------------------------------------
GE CAPITAL
OHIO DEPARTMENT
OF DEVEL.
--------------------------------------------------------------------------------
TOTAL BANKS                0           0      0         0         0        0
--------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
--------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------------------------------------------
MEDIUM  TERM  NOTES        0           0      0         0         0        0
--------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE      0           0      0         0         0        0
--------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------
VARIOUS                    0      87,588      0         0         0        0
--------------------------------------------------------------------------------
TOTAL SUPPLIERS            0      87,588      0         0         0        0
--------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS
--------------------------------------------------------------------------------
VARIOUS                    0           0      0         0         0        0
--------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES                0           0      0         0         0        0
AND OTHER CREDITS
--------------------------------------------------------------------------------
TOTAL                      0      87,588      0         0         0        0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 Amortization of Credits in Foreign Currency
                                 With Foreign Entities (Thousands of Pesos)
                                                 Time Interval
--------------------------------------------------------------------------------
   Credit                                                               Until 5
   Type /               Current   Until 1   Until 2   Until 3  Until 4  Years or
Institution              Year       Year     Years     Years    Years     More
--------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------
WITH WARRANTY
--------------------------------------------------------------------------------
GE CAPITAL                                                     665,074
OHIO DEPARTMENT
OF DEVEL.                           17,631  21,210    10,849
--------------------------------------------------------------------------------
TOTAL BANKS                  0      17,631  21,210    10,849   665,074      0
--------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
--------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------------------------------------------
MEDIUM  TERM  NOTES      3,277                   0         0         0      0
--------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE    3,277           0       0         0         0      0
--------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------
VARIOUS                      0     761,862       0         0         0      0
--------------------------------------------------------------------------------
TOTAL SUPPLIERS              0     761,862       0         0         0      0
--------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS
--------------------------------------------------------------------------------
VARIOUS                      0     521,432       0         0         0      0
--------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS                0     521,432       0         0         0      0
--------------------------------------------------------------------------------
TOTAL                    3,277   1,300,925  21,210    10,849   665,074      0
--------------------------------------------------------------------------------

NOTES:

      1.- The exchange rate of the peso to the U.S. Dollar at September 30, 2005 was Ps. 10.8495

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                      MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)

                                    ANNEX 6                         CONSOLIDATED

----------------------------------------------------------------------------------------------
                                         DOLLARS               OTHER CURRENCIES       TOTAL
----------------------------------------------------------------------------------------------
                                  THOUSANDS   THOUSANDS     THOUSANDS   THOUSANDS   THOUSANDS
      TRADE BALANCE               OF DOLLARS   OF PESOS     OF DOLLARS   OF PESOS   OF PESOS
----------------------------------------------------------------------------------------------
FOREIGN MONETARY POSITION
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
TOTAL ASSETS                        214,660   2,328,945           0            0    2,328,945
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
LIABILITIES POSITION                192,262   2,085,935         275        2,988    2,088,923
----------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION     128,007   1,388,802         275        2,988    1,391,790
----------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION       64,255     697,133           0            0      697,133
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
NET BALANCE                          22,398     243,010        (275)      (2,988)     240,022
----------------------------------------------------------------------------------------------

NOTES
  THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2005 WAS PS. 10.8495

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                             INTEGRATION AND INCOME
                        CALCULATION BY MONETARY POSITION
                              (Thousands of Pesos)

                                    ANNEX 7                         CONSOLIDATED

-------------------------------------------------------------------------------
                                                 (ASSET)
                                               LIABILITIES             MONTHLY
                     MONETARY       MONETARY     MONETARY   MONTHLY     PROFIT
  MONTH               ASSETS      LIABILITIES    POSITION  INFLATION  AND (LOSS)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
JANUARY              1,799,870       972,894     (826,976)    0.00           0
-------------------------------------------------------------------------------
FEBRUARY             1,918,511     1,026,720     (891,791)    0.33      (2,971)
-------------------------------------------------------------------------------
MARCH                1,948,041       966,819     (981,222)    0.45      (4,423)
-------------------------------------------------------------------------------
APRIL                2,091,477       914,341   (1,177,136)    0.36      (4,192)
-------------------------------------------------------------------------------
MAY                  2,169,331     1,037,828   (1,131,503)   (0.25)      2,843
-------------------------------------------------------------------------------
JUNE                 2,293,416       859,419   (1,433,997)   (0.10)      1,376
-------------------------------------------------------------------------------
JULY                 2,407,446       851,441   (1,556,005)    0.39      (6,068)
-------------------------------------------------------------------------------
AUGUST               3,781,343     3,861,719       80,376     0.12          96
-------------------------------------------------------------------------------
SEPTEMBER            3,990,458     2,904,299   (1,086,159)    0.40      (4,353)
-------------------------------------------------------------------------------
ACTUALIZATION                                                             (100)
-------------------------------------------------------------------------------
CAPITALIZATION                                                               0
-------------------------------------------------------------------------------
FOREIGN CORPORATION                                                          0
-------------------------------------------------------------------------------
OTHER                                                                        0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TOTAL                                                                  (17,792)
-------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

               BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

                                     ANNEX 8                        CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE


                                MEDIUM TERM NOTES

      A)  Current assets to current liabilities must be 1.0 times or more.
      B)  Total liabilities to total assets do not be more than 0.60.
      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES
      A)  Accomplished the actual situation is 3.17 times.
      B)  Accomplished the actual situation is 0.33
      C)  Accomplished the actual situation is 95.65

      As of September 30, 2005, the remaining balance of the MTNs not exchanged amounts to Ps. 3,277 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                    ANNEX 9                         CONSOLIDATED

--------------------------------------------------------------------------------
                                                            PLANT    UTILIZATION
      PLANT OR CENTER                ECONOMIC ACTIVITY     CAPACITY      (%)
--------------------------------------------------------------------------------
GUADALAJARA MINI MILL             PRODUCTION AND SALES OF
                                  STEEL PRODUCTS              480        87
--------------------------------------------------------------------------------
MEXICALI MINI MILL                PRODUCTION AND SALES OF
                                  STEEL PRODUCTS              250        88
--------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO
  Y DEL ALAMBRE                   SALE OF STEEL PRODUCTS        0         0
--------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS        PRODUCTION AND SALES OF
                                  STEEL PRODUCTS              460        94
--------------------------------------------------------------------------------
CANTON CASTER FACILITY            PRODUCTION OF BILLET        874        77
--------------------------------------------------------------------------------
LORAIN CASTER FACILITY            PRODUCTION OF BILLET       1,252       68
--------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL           PRODUCTION AND SALES OF
                                  STEEL PRODUCTS              816        67
--------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL       PRODUCTION AND SALES OF
                                  STEEL PRODUCTS              533        96
--------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY    PRODUCTION AND SALES OF
                                  STEEL PRODUCTS              114        79
--------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY         PRODUCTION AND SALES OF
                                  STEEL PRODUCTS               76         51
--------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY      PRODUCTION AND SALES OF
                                  STEEL PRODUCTS               59         54
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                               MAIN RAW MATERIALS
                                    ANNEX 10                        CONSOLIDATED

------------------------------------------------------------------------------------------------
                 MAIN                              MAIN             DOMESTIC           COST
DOMESTIC       SUPPLIERS         FOREIGN        SUPPLIERS         SUBSTITUTION    PRODUCTION (%)
------------------------------------------------------------------------------------------------
SCRAP         VARIOUS          SCRAP         VARIOUS                   YES            43.47
------------------------------------------------------------------------------------------------
ELECTRICITY   C.F.E                                                    NO              8.29
------------------------------------------------------------------------------------------------
FERROALLOYS   MINERA AUTLAN    FERROALLOYS   GFM TRADING               YES             8.44
------------------------------------------------------------------------------------------------
ELECTRODES    UCAR CARBON      ELECTRODES    SGL CARBON GROUP
              MEXICANA                                                 YES             3.85
------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11                        CONSOLIDATED

                                 DOMESTIC SELLS

-------------------------------------------------------------------------------------------------
   MAIN PRODUCTS                 TOTAL PRODUCTION        NET SELLS            MAIN DESTINATION
-------------------------------------------------------------------------------------------------
                                VOLUME      AMOUNT    VOLUME    AMOUNT     TRADEMARKS   COSTUMERS
-------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                 140     547,644    140      928,384
-------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                 114     457,944    107      660,649
-------------------------------------------------------------------------------------------------
REBAR                               202     746,326    135      719,119
-------------------------------------------------------------------------------------------------
FLAT BAR                            138     635,617    135      857,021
-------------------------------------------------------------------------------------------------
STEEL BARS                          184     849,680    173    1,258,889
-------------------------------------------------------------------------------------------------
OTHER                                 0           0      4       40,640
-------------------------------------------------------------------------------------------------
BILLET                               13      39,220     13       58,683
-------------------------------------------------------------------------------------------------
HOT-ROLLED BARS                     184   1,415,710
-------------------------------------------------------------------------------------------------
COLD-FINISHED BARS                   30     228,269
-------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE
ROUNDS                               76     585,690
-------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE
PRODUCTS                             19     145,896
-------------------------------------------------------------------------------------------------
T O T A L                                 5,651,996           4,523,385
-------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11                        CONSOLIDATED

                                  FOREIGN SELLS

-------------------------------------------------------------------------------------------------
   MAIN PRODUCTS                 TOTAL PRODUCTION        NET SELLS            MAIN DESTINATION
-------------------------------------------------------------------------------------------------
                                VOLUME      AMOUNT    VOLUME    AMOUNT     TRADEMARKS   COSTUMERS
-------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                                      9      47,832
-------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                                      8      44,061
-------------------------------------------------------------------------------------------------
REBAR                                                   73     387,650
-------------------------------------------------------------------------------------------------
STEEL BARS                                              19     134,938
-------------------------------------------------------------------------------------------------
FLAT BAR                                                 3      20,738
-------------------------------------------------------------------------------------------------
BILLET                                                           2,153
-------------------------------------------------------------------------------------------------
HOT-ROLLED BARS                                        184   1,758,674
-------------------------------------------------------------------------------------------------
COLD-FINISHED BARS                                      30     397,421
-------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE
-------------------------------------------------------------------------------------------------
ROUNDS                                                  76     515,456
-------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE
-------------------------------------------------------------------------------------------------
PRODUCTS                                                19     155,936
-------------------------------------------------------------------------------------------------
T O T A L                                                    3,464,859
-------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

-------------------------------------------------------------------------------------------------------
                                                                                       CAPITAL STOCK
                                                NUMBER OF SHARES                   (Thousands of Pesos)
          NOMINAL  VALID      FIXED          VARIABLE                FREE
SERIES     VALUE   COUPON    PORTION         PORTION    MEXICAN   SUBSCRIPTION       FIXED     VARIABLE
-------------------------------------------------------------------------------------------------------
   B                        30,283,350     107,646,249     0      137,929,599      441,786    1,570,361
-------------------------------------------------------------------------------------------------------
 TOTAL                      30,283,350     107,646,249     0      137,929,599      441,786    1,570,361
-------------------------------------------------------------------------------------------------------


TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
      137,929,599

SHARES PROPORTION BY:

  CPO'S :          0
  ADRS's :         3,203,951 ADR'S OF 1 SHARE EACH ONE.
  UNITS :          0
  GDRS's :         0
  ADS's :          0
  GDS's :          0

                             REPURCHASED OWN SHARES

                        NUMBER           MARKET VALUE OF THE SHARE
             SERIES    OF SHARES     AT REPURCHASE         AT QUARTER

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                            CONSTRUCTION IN PROGRESS
                  (Project, Total Investment and % of Advance)

                                    ANNEX 13                        CONSOLIDATED

THE PROJECTS IN PROGRESS AT SEPTEMBER 30, 2005, ARE:

                                TOTAL       PHYSICAL
    PROJECTS IN PROGRESS      INVESTMENT    ADVANCE     FINISHED AT

CASTER PROJECT IN               211,804        82%     DECEMBER 2005
CANTON
VARIOUS PROJECTS IN REPUBLIC     95,541
MEXICALI                         29,973        90%     MARCH 2006
VARIOUS PROJECTS IN MEXICO       13,874
                                -------
TOTAL INVESTMENT AT
SEPTEMBER 30, 2005              351,192
                                =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

              FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES

                                    ANNEX 14                        CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.

-     Non-monetary   items  and  stockholders'   equity  at  the  exchange  rate
      prevailing at the date the transactions occurred.

-     Income and expense items at an appropriate average exchange rate.

- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 3 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED

                DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE
                 FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

      ING LUIS GARCIA LIMON                       C.P. JOSE FLORES FLORES
     CHIEF EXECUTIVE OFFICER                      CHIEF FINANCIAL OFFICER

                     GUADALAJARA, JAL, AT OCTOBER 26 OF 2005